KW
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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 05 2013
WASH. D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joslin, Jeffrey Alex dba STOCK TRADERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16152 BEACH BLVD., SUITE 271
(No. and Street)

HUNTINGTON BEACH (City) CA (State) 92647 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF JOSLIN 714-375-1788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LENNING & CO., INC # 3575
(Name – *if individual, state last, first, middle name*)

18377 BEACH BLVD., SUITE 211 HUNTINGTON BEACH CA 92648
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

13014841

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG
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OATH OR AFFIRMATION

I, JEFF JOSLIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STOCK TRADERS, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— NONE —

[signature]
Signature

PRINCIPAL
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

On ______________ before me, ____________________ personally appeared Jeff Joslin who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature See Attached (Seal)

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of Orange

On 1-17-2013 (Date) before me, Stephanie Wise, Notary Public (Here Insert Name and Title of the Officer)

personally appeared Jeff Joslin (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person(~~s~~), or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

STEPHANIE WISE
Commission # 1986957
Notary Public - California
Orange County
My Comm. Expires Aug 30, 2016

Place Notary Seal Above

Signature: Stephanie Wise (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath of Affirmation

Document Date: 1-17-2013 Number of Pages: 1

Signer(s) Other Than Named Above: N-A

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______

☐ Corporate Officer — Title(s): ______
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______

☐ Corporate Officer — Title(s): ______
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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© 2010 National Notary Association · NationalNotary.org · 1-800-US NOTARY (1-800-876-6827)

STOCK TRADERS

FINANCIAL STATEMENTS

AND

AUDITOR'S REPORT

* * *

DECEMBER 31, 2012

Lenning & Co., Inc.
Certified Public Accountants

STOCK TRADERS

DECEMBER 31, 2012

TABLE OF CONTENTS

LENNING & CO., INC.
CERTIFIED PUBLIC ACCOUNTANTS

18377 Beach Blvd., Ste. 211
Huntington Beach, CA 92648
(714) 893-0646
Fax (714) 596-7152

INDEPENDENT AUDITOR'S REPORT

To the Owner of
Stock Traders

We have audited the accompanying balance sheet of Stock Traders (a sole proprietorship) as of December 31, 2012, and the related statements of income, owner's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stock Traders (a sole proprietorship) as of December 31, 2012 and the results of its operations and its changes in financial position for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared solely from the accounts of Stock Traders, and do not include the personal accounts of the owner or those of any other operations in which he is engaged. Federal taxes on income of the owner are computed on his total income from all sources; accordingly, no provision for such taxes is included in these statements.

The accompanying supplemental information including the computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

February 20, 2013

Lenning & Co. Inc.

STOCK TRADERS
BALANCE SHEET
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 134,773
Commissions receivable	9,407
Total current assets	144,180
OTHER ASSETS	
Security deposit	890
Total assets	$ 145,070

LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES	
Commissions payable	$ 2,102
Total current liabilities	2,102
OWNER'S EQUITY	142,968
Total liabilities and owner's equity	$ 145,070

See accompanying notes to the financial statements.

STOCK TRADERS
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES		
Commissions and management fees		$ 255,996
EXPENSES		
Commissions	$ 18,681	
Rent	9,408	
Accounting	3,600	
Advertising	2,877	
Telephone	2,349	
Dues and subscription	2,656	
Supplies	1,202	
Insurance	889	
Total expenses		41,662
INCOME FROM OPERATIONS		214,334
OTHER INCOME		
Interest income		3,315
NET INCOME		$ 217,649

See accompanying notes to the financial statements.

STOCK TRADERS
STATEMENT OF CHANGES IN OWNER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

BEGINNING OWNER'S EQUITY, at December 31, 2011	$ 177,145
ADJUSTMENTS TO OWNER'S EQUITY	
Net income	217,649
Owner's draws	(251,826)
ENDING OWNER'S EQUITY, at December 31, 2012	$ 142,968

See accompanying notes to the financial statements.

STOCK TRADERS
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 217,649
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Decrease in commissions receivable	1,015
Decrease in accounts payable	(155)
Decrease in commissions payable	(68)
Net cash provided by operating activities	218,441
CASH FLOWS FROM FINANCING ACTIVITIES	
Owner's draws	(251,826)
Net cash used in financing activities	(251,826)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(33,385)
CASH AND CASH EQUIVALENTS, beginning of year	168,158
CASH AND CASH EQUIVALENTS, end of year	$ 134,773

See accompanying notes to the financial statements.

STOCK TRADERS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Stock Traders is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of operations – Jeffrey Joslin, dba Stock Traders (a sole proprietorship), is a brokerage company in Huntington Beach, California, which started operations on June 1, 1995. Introducing broker/dealers place all transactions through other registered broker/dealers, fully disclosing all of the customer accounts to the clearing firm, and does not clear transactions nor carry customer accounts. Clearing brokers are responsible for holding the securities of the customer and for furnishing customers with statements regarding their accounts.

Stock Traders is registered with the SEC (Securities and Exchange Commission), FINRA (Financial Industry Regulatory Authority), SIPC (Securities Investor Protection Corporation), and with the State of California, Department of Corporations.

Method of accounting – The Company maintains its books on the accrual method of accounting recognizing income when earned and expenses when incurred.

Cash and cash equivalents – For purposes of the statement of cash flows, the Company considers all short-term securities purchased with a maturity of three months or less to be cash equivalents.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions earned - All trading commissions are received through clearing brokers. Net commission checks are received after clearing, execution and other fees have been deducted by the clearing broker.

NOTE 2 – CASH AND CASH EQUIVALENTS

Pursuant to contract terms between Stock Traders and Southwest Securities, Inc. (a clearing broker), a minimum balance of $10,000 must be maintained in Stock Traders' Southwest Securities, Inc. cash accounts at all times. The minimum balance is subject to change at the discretion of Southwest Securities, Inc. based upon Stock Traders sales volume, business mix, or other risks. Upon termination of the relationship, funds will be released to Stock Traders after all accounts debits and liabilities are satisfied.

Funds in the money market account are shown at cost, which approximates market value. Money market funds are mutual funds whose underlying securities are very short-term money market instruments invested in private or government securities that are highly liquid and low risk. Money market funds are not federally insured.

NOTE 3 – SECURITY DEPOSIT/OFFICE LEASE

In 2011, the Company renewed its lease agreement for its office space which expires on June 5, 2013. The security deposit for the office space is $890, which will be returned to Stock Traders upon termination of the office lease per agreement between lessor and lessee. Future minimum lease payments are $780 per month and the remaining lease commitment is as follows:

2013	$ 4,680

NOTE 4 – CAPITALIZATION REQUIREMENTS

Brokers or dealers who introduce customer accounts (including brokers) are required to maintain net capital of $50,000 during the period that they engage in the sale of securities. FINRA places an additional requirement on its members requiring capitalization at 120% of the minimum net capitalization requirement, or $60,000 (SEC Rule 17a-11). Stock Traders net capital at December 31, 2012 of $113,633 was in compliance with the minimum net capitalization requirements. For a detailed analysis of net capital, see supplemental schedule, Computation of Net Capital, which is part of these financial statements.

NOTE 5 – SUBSEQUENT EVENTS

Date of Management Evaluation

Management has evaluated subsequent events through February 20, 2013, the date of which the financial statements were available to be issued.

STOCK TRADERS
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(3)	
Total owner's equity per statement of changes in owner's equity	$ 142,968
Less: nonallowable assets	
Petty cash	203
Security deposits	890
	1,093
Less: other deductions and/or charges	
Fidelity Bond deductible	25,000
Tentative net capital	116,875
Less haircuts on allowable assets	3,242
Net capital	$ 113,633
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 50,000
Net capital per above	113,633
Excess net capital	$ 63,633
RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION	
Net capital as reported in Company's Focus report	$ 113,633
Audit adjustments-	-
Net capital per above	$ 113,633

Pursuant to SEC Rule 17a-5(d)(4), there were no material differences between the amount appearing on the Company's FOCUS report and the net capital calculated for the audited financial statements as of December 31, 2012.

STOCK TRADERS
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

A computation of the reserve requirement is not applicable to Stock Traders as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

STOCK TRADERS
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Information Relating to Possession or Control Requirements Under Rule 15c3-3:

Information relating to possession or control requirements is not applicable to Stock Traders as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

STOCK TRADERS
STATUS OF MEMBERSHIP IN SIPC
DECMBER 31, 2012

The Company is a member of the SIPC, but is exempt from filing a separate audited statement regarding its membership in SIPC under SEC Rule 17a-5(e)(4). Companies who must submit audited financial statements and have gross revenues less than $500,000 are not required to file a supplemental independent public accountant's report covering Form SIPC-7
The minimum assessment for membership of $150 was paid by the Company in accordance with applicable instructions for Form SIPC-4.

LENNING & CO., INC.
CERTIFIED PUBLIC ACCOUNTANTS

18377 Beach Blvd., Ste. 211
Huntington Beach, CA 92648
(714) 893-0646
Fax (714) 596-7152

February 20, 2013

To the Owner of
Stock Traders

In planning and performing our audit of the financial statements of Stock Traders (a sole proprietorship) for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report

recognizes that it is often not practicable in a smaller organization to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17-a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.